FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of May 2005.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Announces Partial Amendments to Consolidated Financial Statements for the year ended march 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on May 12, 2005, in Kyoto, Japan

Nidec Announces Partial Amendments to Consolidated

Financial Statements for the year ended march 31, 2005

Nidec Corporation today announced that it has revised its consolidated business results for the year ended March 31, 2005, which were announced on April 25, 2005, as shown in the following table.

Points of Amendments

Changes have been made to the values denoted by asterisks.

1) Operating Segment Information

			Yen in millions
	Year ended March 31, 2005		Year ended March 31, 2004		Increase or decrease
Net sales:
Nidec Corporation	¥130,351	15.2%*	¥118,636	24.1%	¥11,715	9.9%
Nidec Electronics (Thailand) Co., Ltd.	58,131	6.8	50,797	10.3	7,334	14.4
Nidec (Dalian) Limited	39,432	4.6	31,382	6.4	8,050	25.7
Nidec Taiwan Corporation	12,352	1.4*	13,605	2.8	(1,253)	(9.2)
Nidec Singapore Pte. Ltd.	46,805	5.5	39,749	8.1	7,056	17.8
Nidec Philippines Corporation	22,225	2.6	23,628	4.8	(1,403)	(5.9)
Sankyo Seiki Mfg. Co., Ltd.	88,193	10.3*	11,420	2.3	76,773	672.3
Nidec Copal Corporation	63,418	7.4*	10,530	2.1	52,888	502.3
Nidec Tosok Corporation	24,649	2.9	21,877	4.5	2,772	12.7
Nidec Copal Electronics Corporation	23,008	2.7	3,226	0.7	19,782	613.2
Nidec Shibaura Corporation	23,797	2.8	20,196	4.1	3,601	17.8
Nidec Shimpo Corporation	12,643	1.5	10,059	2.0	2,584	25.7
Nidec Power Motor Corporation	9,975	1.2	8,133	1.7	1,842	22.6
Nisshin Kohki Co., Ltd.	13,682	1.6	2,277	0.5	11,405	500.9
All others	286,929*	33.5*	125,912	25.6	161,017*	127.9*
Sub-total	855,590*	100.0%	491,427	100.0%	364,163*	74.1*
Adjustments and eliminations	(369,729)*	-	(213,930)	-	(155,799)*	-
Consolidated total	¥485,861	-	¥277,497	-	¥208,364	75.1%

			Yen in millions
	Year ended March 31, 2005		Year ended March 31, 2004		Increase or decrease
Operating income:
Nidec Corporation	¥2,351	4.9%*	¥1,483	5.9%	¥868	58.5%
Nidec Electronics (Thailand) Co., Ltd.	8,649	18.1*	8,590	34.0	59	0.7
Nidec (Dalian) Limited	2,436	5.1*	2,486	9.8	(50)	(2.0)
Nidec Taiwan Corporation	130	0.3	362	1.4	(232)	(64.1)
Nidec Singapore Pte. Ltd.	1,935	4.0*	2,489	9.9	(554)	(22.3)
Nidec Philippines Corporation	(379)	(0.8)	1,422	5.6	(1,801)	-
Sankyo Seiki Mfg. Co., Ltd.	7,624	15.9*	(2,581)	(10.2)	10,205	-
Nidec Copal Corporation	3,195	6.7*	586	2.3	2,609	445.2
Nidec Tosok Corporation	1,053	2.2	1,450	5.7	(397)	(27.4)
Nidec Copal Electronics Corporation	3,583	7.5*	307	1.2	3,276	1,067.1
Nidec Shibaura Corporation	1,356	2.8*	801	3.2	555	69.3
Nidec Shimpo Corporation	1,397	2.9	826	3.3	571	69.1
Nidec Power Motor Corporation	(392)	(0.8)	251	1.0	(643)	-
Nisshin Kohki Co., Ltd.	946	2.0	229	0.9	717	313.1
All others	13,983*	29.2*	6,568	26.0	7,415*	112.9*
Sub-total	47,867*	100.0	25,269	100.0	22,598*	89.4*
Adjustments and eliminations	5,798*	-	(3,254)	-	9,052*	-
Consolidated total	¥53,665	-	¥22,015	-	¥31,650	143.8%

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